May 14, 2021

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bassett Furniture Industries, Inc.
Form 10-K for Fiscal Year Ended November 28, 2020
File No. 0-0209

To Whom It May Concern:

We have received your letter dated April 21, 2021 providing comments on our Form 10-K for the year ended November 28, 2020. We appreciate your comments and accept them as an opportunity to further enhance our disclosures and improve the information we provide to the readers of our financial statements.

In connection with responding to your comments, we hereby acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Each of your comments has been repeated below (in bold type) with our response directly after it.

FORM 10-K FOR THE FISCAL YEAR ENDED NOVEMBER 28, 2020

(All response amounts in thousands, unless otherwise specified)

Management’s Discussion and Analysis

1.	Please address the following comments related to your analysis of operations discussion:

●

Revise your disclosures in future filings to discuss year-over-year changes in net sales to external customers, cost of furniture and accessories sold, gross profit and gross profit margin, and selling, general and administrative expenses on a consolidated basis exclusive of inter-company amounts.

●	Revise your segment results to provide and discuss changes in net sales to external customers.

Response: We note that the Company provided such an overview discussion of results from a consolidated perspective as the opening to our Management’s Discussion and Analysis in filings prior to fiscal 2016. However, following the acquisition of Zenith Logistics in 2015, we found that the overall discussion of results became excessively repetitive with the discussions of the individual segments. Consequently, beginning with the 10-K for fiscal 2016, we have presented the consolidated numbers under the Analysis of Operations heading along with a reference to the Segment Information section of the Analysis of Operations for a discussion of the significant factors and trends affecting our results of operations.

We also believe this presentation is more reflective of how we manage the business and communicate our strategies to our investors. For the first 95 years of the Company’s history, we operated solely as a wholesale furniture manufacturer and distributor. We established the retail segment of our business in the late 1990’s to create our own dedicated distribution network for the purpose of protecting our domestic manufacturing facilities and employees from the competition brought on by cheap imported furniture and to maintain our position as a leading wholesale manufacturer and distributor of home furnishings. Consequently, even after the addition of our retail operations, we believe our Wholesale segment continues to be the foundation of our entire operation and that the majority of our management decisions focus on how to generate wholesale sales volume, whether with internal or external customers, while improving the operating efficiency of our Corporate Retail segment. As 75% of our wholesale sales are manufactured in our domestic plants, much of our strategy is directed toward generating volume to run these plants. As noted within the footnotes to the table on Page 19, Inter-company sales elimination represents the elimination of wholesale sales to our Company-owned stores and the elimination of Zenith logistics revenue billed to our wholesale segment. As such, the Inter-company eliminations related to furniture and accessories sales only pertain to wholesale sales, and accordingly, the information required to calculate net sales to external customers by segment is included within our historical filings. We will include these footnotes in all locations where eliminations are presented to make this clear. Please see Schedule 2 which is attached and will be included in future filings.

We also note that our wholesale sales are broken down as follows:

●	42% to our Corporate Retail Segment (intercompany sale)

●	17% to our branded Licensee stores (external customer)

●	41% to our open market customers (generally, multiline customers in markets where we have neither a corporate or licensed store presence)

It should be noted that our wholesale sales to all of our customers (internal and external) are generally transacted at the same base price. As a result, our Wholesale segment margins are comparable regardless of the whether they result from intercompany or external customer sales.

2.

We note that the “Income (loss) from operations” amounts in the “Consolidated” column of the tables on pages 19 and 20 appear to be non-GAAP measures. We further note that these amounts are reconciled to GAAP income on page 21 using a different line item description. In future filings, please ensure you clearly identify these amounts as non-GAAP measures and that they are not presented using a GAAP line item description.

Response: In future filings, we will change the captions in the segment disclosures to “Adjusted income (loss) from operations” and specifically state that this is a non-GAAP disclosure since it does not include certain specific unusual or infrequent charges that we present separately on the face on the statement of operations.

3.

We note that you present gross profit and gross profit margin for you wholesale and retail reportable segments. Considering gross profit is not the segmental measure of profit or loss you present under ASC 280-10-50-22 and the figures are inclusive of inter-company amounts, these gross profit and gross profit amounts appear to represent non-GAAP measures. Accordingly, please revise future filings to comply with all non-GAAP rules, including, but not limited to, a presentation of and reconciliation to the most directly comparable GAAP measures. Show us what your revised disclosure would have looked like for the historical periods presented. See Item 10(e) of Regulation S-K.

Response: Please see Schedule 1 which is attached.

Consolidated Statements of Operations

4.

We note that your logistics net sales revenues exceeded 10% of your consolidated net sales for each fiscal year presented and further note your disclosure on page 62 that Zenith Freight Lines operating costs are included in selling, general and administrative expenses. In future filings, please ensure you comply with Rule 5-03(b)(2) of Regulation S-X to provide separate disclosure of cost of services on your consolidated statement of operations.

Response: In future filings, we will include a caption entitled “Cost of logistical services” on the face of the statement of operations separate from the caption “Selling, general and administrative expenses”.

Notes to Consolidated Financial Statements

5.

We note that the net sales disclosed for your reportable segments are inclusive of inter-company sales. Please revise your presentation in future filings to disclose revenues from external customers for each reportable segment as required by ASC 280-10-50-22(a). Show us what your revised net sales disclosures would have looked like for the historical periods presented. Also see illustrative examples in ASC 280-10-55-48 and 55-49.

Response: As noted above, all of the information necessary to determine external sales information has been provided in historical filings. However, we will revise our segment tables in future filings to explicitly detail the external information. Please see Schedule 2 which is attached.

6.

We note that you provide a breakdown of wholesale sales by product category and that the amounts are inclusive of inter-company sales. Please revise future filings to disclose consolidated sales from external customers for each product and service or each group of similar products and services. See ASC 280-10-50-40.

Response: We believe that the information within Schedule 2 meets the requirements of ASC 280-10-50-40. The breakdown of wholesale sales by product lines were provided in response to the Disaggregation of Revenue guidance outlined within ASC 606-10-55-296 to -297. In future filings we will move this disclosure to the revenue recognition portion of our disclosures and will present sales by type with a reconciliation to consolidated sales. Please see Schedule 3 which is attached.

Please contact me directly at (276) 629-6614, by e-mail at mdaniel@bassettfurniture.com or via fax at (276) 627-8805 for any additional comments, clarifications or questions you may have.

Sincerely, /s/ J. Michael Daniel J. Michael Daniel Sr. Vice President and Chief Financial Officer

Schedule 1

Non-GAAP to GAAP gross profit schedule:

In the following analysis of results for our wholesale and retail segments, we present a measure of gross profit on sales which is inclusive of intercompany sales from our wholesale segment to our retail segment. We believe that this is a key metric by which to evaluate the performance of each segment and is consistent with management’s view of our operating results. The following table reconciles the sales, cost of sales and gross profit presented for each of the wholesale and retail segments to the consolidated amounts for sales, cost of sales and the implied gross profit in accordance with GAAP.

	Year Ended November 28, 2020
	Non-GAAP Presentation				GAAP Presentation
	Wholesale	Retail	Eliminations		Consolidated

Sales revenue: furniture & accessories	$221,075	$211,944	$(95,347)	(1)	$337,672
Cost of furniture and accessories sold	152,982	107,233	(96,648)	(2)	163,567
Gross profit	$68,093	$104,711	$1,301	(3)	$174,105

	Year Ended November 30, 2019
	Non-GAAP Presentation				GAAP Presentation
	Wholesale	Retail	Eliminations		Consolidated
Sales revenue: furniture & accessories	$261,105	$268,693	$(125,933)	(1)	$403,865
Cost of furniture and accessories sold	173,350	131,528	(125,634)	(2)	179,244
Gross profit	$87,755	$137,165	$(299)	(3)	$224,621

(1)	Represents the elimination of sales from our wholesale segment to our Company-owned BHF stores.
(2)

Represents the elimination of purchases by our Company-owned BHF stores from our wholesale segment,  as well as the change for the period in the elimination of intercompany profit in ending retail inventory.

(3)	Represents the change for the period in the elimination of intercompany profit in ending retail inventory.

Schedule 2

	2020	2019	2018
Sales revenue
Wholesale sales of furniture and accessories	$221,075	$261,105	$255,958
Less: Sales to retail segment	(95,347)	(125,933)	(122,372)
Wholesale sales to external customers	125,728	135,172	133,586
Retail sales of furniture and accessories	211,944	268,693	268,883
Consolidated net sales of furniture and accessories	337,672	403,865	402,469

Logistical services revenue	75,158	80,074	82,866
Less: Services to wholesale and retail segments	(26,967)	(31,852)	(28,480)
Logistical services to external customers	48,191	48,222	54,386
Total sales revenue	$385,863	$452,087	$456,855

Income (loss) from Operations
Wholesale	$4,587	$11,456	$12,274
Retail	(9,497)	(7,009)	(312)
Logistical services	1,245	1,855	1,398
Inter-company elimination	2,647	1,144	1,494
Asset impairment charges	(12,184)	(4,431)	(469)
Goodwill impairment charge	(1,971)	(1,926)	-
Early retirement program	-	(835)	-
Litigation expense	(1,050)	(700)	-
Lease exit costs	-	(149)	(301)
Consolidated income (loss) from operations	$(16,223)	$(595)	$14,084

Depreciation and Amortization
Wholesale	$3,125	$3,178	$3,038
Retail	6,578	6,303	6,096
Logistical services	3,777	4,019	4,069
Consolidated	$13,480	$13,500	$13,203

Capital Expenditures
Wholesale	$2,434	$5,650	$4,194
Retail	695	8,473	12,769
Logistical services	2,900	3,627	1,338
Consolidated	$6,029	$17,750	$18,301

Identifiable Assets
Wholesale	$176,243	$144,392	$144,209
Retail	169,105	91,997	96,241
Logistical services	57,201	39,377	51,191
Consolidated	$402,549	$275,766	$291,641

Schedule 3

Furniture and Accessories Revenue by Type

	2020			2019			2018
	Wholesale	Retail	Total	Wholesale	Retail	Total	Wholesale	Retail	Total
Bassett Custom Upholstery	$128,200	$112,888	$241,088	$152,415	$142,865	$295,280	$141,321	$128,568	$269,889
Bassett Leather	21,436	2,326	23,762	19,220	3,782	23,002	21,589	5,295	26,884
Bassett Custom Wood	39,311	28,942	68,253	46,082	35,092	81,174	46,074	35,797	81,871
Bassett Casegoods	32,128	35,728	67,856	40,920	44,827	85,747	42,875	56,039	98,914
Accessories, mattresses and other (1) (2)	-	32,060	32,060	2,468	42,127	44,595	4,099	43,184	47,283
Total before intercompany eliminations	$221,075	$211,944	433,019	$261,105	$268,693	529,798	$255,958	$268,883	524,841
Less: Intercompany eliminations (3)			(95,347)			(125,933)			(122,372)
Consolidated furniture and accessories revenue			$337,672			$403,865			$402,469

1)	Includes the sale of goods other than Bassett-branded products, such as accessories and bedding, and also includes the sale of furniture protection plans.

2)

Beginning with the third quarter of fiscal 2019, our wholesale segment no longer purchases accessory items for resale to our retail segment or to third party customers such as licensees or independent furniture retailers. Our retail segment and third party customers now source their accessory items directly from the accessory vendors.

3)	Represents the elimination of sales from our wholesale segment to our Company-owned BHF stores.